PLATINUM GROUP METALS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Platinum Group Metals Ltd. (the “Company”) will be held at the offices of the Company at 328 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, on Tuesday, the 13th day of January, 2009 at the hour of 2:00 p.m. (local time), for the following purposes:

1.	To receive the Annual Report;

2.
To receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2008 (with comparative statements relating to the preceding fiscal year) together with the report of the auditors thereon;

3.	To elect directors;

4.	To appoint the auditors;

5.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Annual Report referred to in item 1 above, including the audited consolidated financial statements and notes thereto and related management’s discussion and analysis for the financial year ended August 31, 2008, a Management Information Circular, a form of proxy, an annual request form and a postage paid return card. The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Management Information Circular accompanying this Notice. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 on or before 2:00 p.m. (Vancouver time) on Friday, January 9, 2009 (the second business day before the date of the Meeting), being 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting.  Proxies delivered after that time will not be accepted.

DATED at Vancouver, British Columbia, this 1st day of December, 2008.

BY ORDER OF THE BOARD

(signed) “R. Michael Jones”

President, Chief Executive Officer & Director